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                May 3, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Loan Lauren P. Nguyen
       Special Counsel

Re:	Seanergy Maritime Holdings Corp. Post Effective Amendment No. 3 to Registration Statement on Form F-1 Filed March 29, 2012 File No. 333-166872
Dear Ms. Nguyen:

We refer you to the registration statement on Form F-1 under File no. 333-166872 (the "Registration Statement") filed by Seanergy Maritime Holdings Corp. (the "Company") with the Securities and Exchange Commission (the "Commission") on March 29, 2012.

By letter dated April 25, 2012 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement.

The Company has today filed via EDGAR Amendment No. 4 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comment contained in the Comment Letter.  The Amended Registration Statement also includes updates related to the passage of time.

This letter responds to the Staff's Comment Letter.  The following numbered paragraph corresponds to the numbered paragraph in the Comment Letter.

Prospectus Summary, page 2

1.	In an appropriate place, please revise the section to disclose your revenues, net income or loss, and total assets as of and for the years ended December 31, 2011, 2010 and 2009.

Securities and Exchange Commission
May 3, 2012

The Company has revised the disclosure on page 2 of the Amended Registration Statement in response to the Staff's comment.

If you have any questions or comments regarding this filing, please feel free to telephone the undersigned at (212) 574-1420 or Christine Westbrook at (212) 574-1371.

Very truly yours, SEWARD & KISSEL LLP By: /s/Robert E. Lustrin
Robert E. Lustrin